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                            January 26, 2023

       David Hamamoto
       Co-Chief Executive Officer
       DiamondHead Holdings Corp.
       250 Park Ave., 7th Floor
       New York, New York 10177

                                                        Re: DiamondHead
Holdings Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed January 23,
2023
                                                            File No. 333-267820

       Dear David Hamamoto:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2023, letter.

       Amendment No. 3 to Registration Statement on Form S-4

       Executive Compensation of GSH, page 202

   1. We note your response to comment 2 and that you removed the disclosure regarding the
                                                        December 31, 2021
fiscal year compensation. Please revise to include this disclosure in the Summary
Compensation Table and in the Director Compensation in addition to the
                                                        2022 fiscal year
disclosure.
 David Hamamoto
DiamondHead Holdings Corp.
January 26, 2023
Page 2

       You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,
FirstName LastNameDavid Hamamoto
                                                          Division of
Corporation Finance
Comapany NameDiamondHead Holdings Corp.
                                                          Office of Real Estate
& Construction
January 26, 2023 Page 2
cc:       Robert Downes
FirstName LastName